SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Persuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated July 21, 2004

Swedish Match AB

(Translation of Registrant’s Name into English)

Rosenlundsgatan 36

S-118 85 Stockholm, Sweden

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: Swedish Match Interim Report January – June 2004

SIGNATURES

Persuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swedish Match AB

Date: July 21, 2004	By:	/s/ Bertil Raihle
Bertil Raihle
Vice President Corporate Control

Interim Report

January – June 2004

•	Sales in Swedish crowns increased by 2% and amounted to 6,377 MSEK (6,280). In local currencies, sales were up 5%

•	Operating income excluding item affecting comparability amounted to 988 MSEK (1,069) after a restructuring charge of 160 MSEK

•	A gain from the UST settlement of 1,521 MSEK is reported as an item affecting comparability, including 104 MSEK in the second quarter

•	Net profit for the period amounted to 1,440 MSEK (850)

•	EPS increased to 4.39 SEK (2.52), of which settlement with UST accounts for 2.68 SEK

Sales for the first six months increased to 6,377 MSEK (6,280), an increase of 2 percent. In local currency terms, sales were up by 5 percent.

Operating income includes restructuring costs of 160 MSEK, of which 85 MSEK has impacted the second quarter. Restructuring costs include 105 MSEK for the match operations in Europe, 29 MSEK for charges related to severance pay etc to the former CEO, 15 MSEK for the closure of a distribution center in Sweden and 11 MSEK relating to restructuring of the cigar operations in Europe. These costs have impacted operating income in accordance with present accounting principles.

During the first six months a gain from the settlement with UST of 1,521 MSEK is included as an item affecting comparability, of which 104 MSEK is booked during the second quarter.

Excluding the item affecting comparability and the restructuring costs mentioned above, operating income for the first six months reached 1,148 MSEK (1,069), an increase of 7 percent. Operating income was affected by the weaker US dollar and the negative effect from translating subsidiaries’ results into Swedish crowns impacted results by 49 MSEK.

For snuff, sales and operating income increased on all major markets. Operating income increased by 9 percent to 717 MSEK and operating margin improved to 45.8 percent (45.3).

Sales of cigars increased by 10 percent, to 1,533 MSEK and operating income grew by 41 percent, to 235 MSEK. Strong volume growth for mass market cigars in the US and also for premium cigars in the US contributed to the improved result.

EPS increased to 4.39 SEK (2.52) of which settlement with UST accounts for 2.68 SEK. EPS for the first six months a year ago was positively affected by one time gains in interest net and taxes.

Summary of Consolidated Income Statement

	January – June			Full year 2003
MSEK	2004		2003
Sales	6,377		6,280	13,036
Operating income excluding item affecting comparability	988	*	1,069	2,224
Operating income including item affecting comparability	2,509	*	1,069	2,224
Profit before tax	2,436		1,119	2,174
Net income for the period	1,440		850	1,558

*	After a charge of restructuring costs of 160 MSEK

Sales by product area

	April - June		January - June		Change %	12 months ended Jun 30, -04	Full year 2003	Change %
MSEK	2004	2003	2004	2003
Snuff	814	758	1,565	1,447	8	3,113	2,995	4
Chewing Tobacco	282	294	536	589	(9)	1,093	1,146	(5)
Cigars	846	751	1,533	1,395	10	3,146	3,008	5
Pipe Tobacco & Accessories	214	214	425	428	(1)	906	909	0
Matches	340	343	664	691	(4)	1,368	1,395	(2)
Lighters	145	154	292	305	(4)	586	599	(2)
Other operations	734	760	1,362	1,425	(4)	2,921	2,984	(2)

Total	3,375	3,274	6,377	6,280	2	13,133	13,036	1

Operating income by product area

	April - June		January - June		Change %	12 months ended Jun 30, -04	Full year 2003	Change %
MSEK	2004	2003	2004	2003
Snuff	364	350	717	655	9	1,448	1,386	4
Chewing Tobacco	81	86	154	170	(9)	320	336	(5)
Cigars	131	87	235	167	41	461	393	17
Pipe Tobacco & Accessories	44	45	96	91	5	206	201	2
Matches	(51)	31	(81)	69		(67)	83
Lighters	7	0	14	9	56	19	14	36
Other operations	(48)	(46)	(147)	(92)		(244)	(189)

Subtotal	528	553	988	1,069	(8)	2,143	2,224	(4)
Items affecting comparability	104	—	1,521	—		1,521	—

Total	632	553	2,509	1,069	135	3,664	2,224	65

Operating margin by product area

	April - June		January - June		12 months ended Jun 30, -04	Full year 2003
PERCENT	2004	2003	2004	2003
Snuff	44.7	46.2	45.8	45.3	46.5	46.3
Chewing Tobacco	28.7	29.3	28.7	28.9	29.3	29.3
Cigars	15.5	11.6	15.3	12.0	14.7	13.1
Pipe Tobacco & Accessories	20.6	21.0	22.6	21.3	22.7	22.1
Matches	(15.0)	9.0	(12.2)	10.0	(4.9)	5.9
Lighters	4.8	0.0	4.8	3.0	3.2	2.3

Group	15.6	16.9	15.5	17.0	16.3	17.1

Smokeless Tobacco

Swedish Match has a broad presence in smokeless tobacco (Snuff and Chewing Tobacco), with significant positions in the Nordic countries, the US, and South Africa. The main organic growth is within the snuff operations in North America and North Europe. The growth is based, among other things, on consumers being influenced by the fact that smokeless tobacco products are increasingly recognized as having significantly lower health consequences than cigarettes.

Snuff

Swedish Match is the only global producer of snuff, and has a leading position on the Nordic snuff market. In the US, the Company is well positioned in the fast-growing value price segment. Some of the best known brands include General, Ettan, and Grov in Sweden, Timber Wolf in the US and Taxi in South Africa.

Sales for the first six months amounted to 1,565 MSEK (1,447), an increase of 8 percent. In Scandinavia, volume grew by 2 percent, and in the US, volume grew by 6 percent, measured in number of cans. Swedish Match total market share in the growing US market amounted to 8.9 percent year-to-date, compared to 9.0 for the same period previous year (Nielsen estimates).

Last year, a new brand, Longhorn was introduced on the North American market within the value price segment. The product has been well received on the market, and during the second quarter the launch of Longhorn was expanded to include most states.

Operating income improved to 717 MSEK (655), up 9 percent due to higher volume, price increases and productivity improvements, but was negatively affected by currency translation. Operating margin improved to 45.8 percent from 45.3 percent versus year ago.

During the second quarter, sales grew by 7 percent versus the previous year, to 814 MSEK, and operating income grew by 4 percent, to 364 MSEK.

Chewing Tobacco

Chewing tobacco is sold primarily in the North American market. Well known brands include Red Man and Southern Pride. Swedish Match is the leading producer of chewing tobacco in the US. The chewing tobacco segment is characterized by annual volume declines around 5 percent per year. Swedish Match market share in the US is stable at 43 percent (Nielsen estimates).

Sales for the first six months declined to 536 MSEK (589), or by 9 percent due to the weaker US dollar. Operating income declined by 9 percent to 154 MSEK (170) but was flat in local currency.

During the second quarter, sales declined by 4 percent versus the previous year, to 282 MSEK, and operating income declined by 6 percent, to 81 MSEK.

In Japan, Swedish Match has been test marketing a gum based chewing tobacco, FIREBREAK® for the past nine months. This product is designed to meet the needs of cigarette smokers looking for a convenient smokeless tobacco alternative.

Cigars and Pipe Tobacco

Swedish Match is one of the world’s largest cigar and pipe tobacco companies with a broad presence globally. Cigars provide long-term growth opportunities.

Cigars

Swedish Match is one of the largest producers of cigars and cigarillos in the world and is the second biggest in sales value. The main markets are North America and West Europe. These two markets together make up about 75 percent of the world market for cigars. Swedish Match offers a full range of products worldwide, with both premium and machine made cigars. Well known brands include Macanudo, La Gloria Cubana, White Owl, Garcia y Vega, La Paz, Justus van Maurik, and Wings.

Sales for the first six months amounted to 1,533 MSEK (1,395), an increase of 10 percent. Sales in local currency increased by 18 percent.

In the US, volumes for mass market cigars increased driven by a number of successful new product launches as well as a growing market. Sales also increased for premium cigars on the North American market. In Europe, volume development differed between countries but with a total volume somewhat ahead of year ago levels.

Operating income for the first six months increased by 68 MSEK to 235 MSEK (167), an increase of 41 percent primarily attributable to increased sales in the US, but was negatively affected by the weaker dollar.

During the second quarter, sales of cigars grew by 13 percent versus year ago, to 846 MSEK, and operating income grew by 51 percent, to 131 MSEK. Volumes were up versus year ago in both the US and Europe, with the most significant gains coming from the US mass market. Operating income in the second quarter includes costs of 11 MSEK relating to rationalizations in the European cigar operations.

Pipe Tobacco and Accessories

Swedish Match is one of the largest pipe tobacco companies in the world and the products are marketed worldwide. Well known brands include Borkum Riff, Half and Half, and Boxer. The Company has a significant presence in South Africa, North America and West Europe. The world market for pipe tobacco decreases by 6-10 percent per year, but varies between different markets.

Sales for the first six months amounted to 425 MSEK (428). Operating income improved to 96 MSEK (91). Operating income was favorably affected by increased prices, efficiency in production and strengthening of the South African Rand offset by lower volumes on most markets.

During the second quarter, sales were flat, at 214 MSEK, while operating income declined by 2 percent versus year ago, to 44 MSEK.

Lights

Swedish Match produces and markets matches and lighters globally. These products are sold in over 140 countries.

Matches

Swedish Match is number one in the world market for matches. The brands are mostly local, and have leading positions in their home countries. Major brands include Swan, Solstickan, Three Stars, and Redheads.

Sales for the first six months amounted to 664 MSEK (691), a decline of 4 percent. Sales volumes declined overall.

Operating income declined to a negative 81 MSEK (69), after charges of 105 MSEK relating to the restructuring in match operations in Europe.

During the second quarter, sales of matches declined by 1 percent versus year ago, to 340 MSEK, while operating income declined to a negative 51 MSEK (31), of which restructuring costs amounted to 59 MSEK.

Lighters

Swedish Match produces and distributes disposable lighters and the main brand is Cricket.

Sales for the first six months were 292 MSEK (305), a decrease of 4 percent. In local currency terms sales increased somewhat as a result of higher volumes partially offset by lower prices. Operating income grew to 14 MSEK (9) as a result of improved efficiency and cost savings.

The lighter business is faced with an intensely competitive situation. Operating margin for export of lighters produced in Europe has decreased as a result of a stronger euro.

During the second quarter, sales declined by 6 percent versus year ago, to 145 MSEK, and operating income grew to 7 MSEK (0).

Other Operations

Other operations include the distribution of tobacco products on the Swedish market, sales and distribution of advertising and other products in Europe, as well as corporate overheads and costs for business development and certain legal expenses. For the first six months, net expenses for other operations were 147 MSEK (expense 92). The result includes charges of 29 MSEK related to severance pay etc. to the former CEO and high legal expenses during the first quarter and during the second quarter expenses of 15 MSEK relating to the closure of a distribution center in Sweden. After the closure Swedish Match will manage the distribution of tobacco products in Sweden from two distribution centers.

Items affecting comparability

Swedish Match in March announced an agreement regarding the resolution of the complaint in Swedish Match North America, Inc. v. U.S. Smokeless Tobacco Company, and its affiliates (UST).

According to the settlement, Swedish Match received a cash payment corresponding to 1,417 MSEK, net after special legal expenses, in the first quarter from UST. Further, UST had agreed to cause the transfer of its cigar business to Swedish Match and the transfer went into effect on June 18th and the gain assignable to this part of the settlement amounted to 104 MSEK after special legal expenses.

The effect of the settlement with UST is reported as an item affecting comparability amounting to 1,521 MSEK.

The net result after tax for the item affecting comparability amounts to 881 MSEK. The tax charge includes, besides American company tax of 39 percent, also withholding tax of 5 percent relating to dividends to the parent company in Sweden.

Financing and net financial expense

At the close of the period the Group net debt amounted to 1,489 MSEK, as compared to 2,715 MSEK on December 31, 2003, a decrease of 1,226 MSEK.

Cash flow from operations, before taxes paid and the effect of changes in operating capital, was 2,761 MSEK compared with 1,433 MSEK a year ago. Tax payments have impacted cash flow from operations by 639 MSEK (255). Cash flow from changes in operating capital was a negative 118 MSEK (47) primarily due to purchase of leaf tobacco in the first quarter as well as certain inventory build-up prior to the vacation period. In total, cash flow from operations was 2,004 MSEK compared with 1,225 MSEK a year ago.

During the period shares amounting to 121 MSEK were repurchased, net of sales of treasury shares.

Cash and bank balances, including short term investments, amounted to 3,234 MSEK at the end of the period, compared with 2,666 MSEK at the beginning of the year.

Net interest expense for the first six months amounted to a negative 81 MSEK (40). Other financial items, net, amounted to an income of 8 MSEK (10). Net interest expense for the six first months year ago included a gain of 120 MSEK from liquidating certain interest rate swaps.

Taxes

Total tax for the first six months amounted to 971 MSEK (251), corresponding to an average tax rate of 40 percent. The tax rate has increased due to a 42 percent tax burden on the gain from the UST settlement. Furthermore, the tax rate has increased temporarily due to the fact that the restructuring expense for the match operation in Europe are not deemed to be tax deductible. Tax expense for the first six months year ago was favorably impacted by one time items.

Earnings per share

Earnings per share for the first six months amounted to 4.39 (2.52). This includes a gain of 2.68 per share as a result of the UST settlement.

Capital expenditure, depreciation and amortization

The Group’s direct investments in tangible fixed assets amounted to 220 MSEK (284). Total depreciation and amortization amounted to 330 MSEK (316), of which depreciation on tangible assets amounted to 173 MSEK (164) and amortization of intangible assets amounted to 157 MSEK (152). Amortizations of intangibles are divided into 65 MSEK (53) on trademarks etc. and 92 MSEK (99) on goodwill.

Tobacco tax

During the past 12 months, total tobacco tax and value-added tax on tobacco tax paid by Swedish Match in Sweden amounted to 10,072 MSEK (10,155).

Average number of Group employees

The average number of employees in the Group during the first six months was 14,660 compared with 15,115 for the full year 2003. The decrease in number of employees is primarily attributed to the match operations in India.

Share structure

During the first six months 2,466,500 shares have been repurchased at an average price of 74.59 SEK. As at June 30, 2004 Swedish Match holds 23,927,052 shares in its treasury, corresponding to 6.8 percent of the total amount of shares. Total shares bought back by Swedish Match since the buyback program started have been repurchased at an average price of 47.29 SEK. The number of shares outstanding, net after repurchase, and after the sale of treasury shares, as per June 30, 2004 amounts to 327,469,129. In addition, the Company has call options issued and outstanding on its treasury shares corresponding to 5,264,761 shares exercisable in gradual stages from 2004-2009.

At the Annual General Meeting on April 26, 2004 the shareholders voted to authorize the reduction of the share capital by 36 MSEK through cancellation of 15,000,000 shares with transfer to unrestricted reserve. The Board of Directors also received renewed authorization of the mandate to repurchase up to a maximum of 10 percent of all shares in the Company.

Other events

During the first quarter the sales of the clothing portion of Swedish Match’s advertising products business to New Wave Group AB was completed. The divestment was made at book value and had no impact on earnings and resulted in a cash flow of 117 MSEK to the Company from the sales proceeds and repayment of loans.

On June 8th, The European Court of Justice (ECJ) held a hearing related to the ban of certain oral tobacco products (i.e. snus) within the European Union. Two cases originated separately before the High Court in the UK and the Landrat of the Herford Local Authority (a regional administrative court) in Germany, but were each referred to the ECJ to decide on the legality on the EU-ban on sale of snus (oral moist snuff). Due to the similarities in the cases, they were heard together at the ECJ. The Advocate General’s opinion will be presented on September 7th, 2004 and a final judgment is expected before the end of the year.

In March a judge in New York ruled in favor of the Cuban cigar company Cubatabaco in its lawsuit against General Cigar over trademark ownership of the Cohiba brand in the United States. In June, the 2nd Circuit Court of Appeals granted General Cigar a stay and consequently allowed General Cigar to continue to sell and market the Cohiba brand pending final judgment in the case.

Swedish Match has appealed a judgment made against the Company to the High Court of India in which Securities and Exchange Board of India have put before Swedish Match to make a public offer to buy 20 percent of the shares in Wimco Ltd. The price per share should, according to the injunction, not be below 35 rupies plus 15 percent yearly interest from 27 January 2001. The total purchase sum would then amount to about 60 MSEK plus interest. There is a risk that shares bought in Wimco pursuant to such order would be bought at a cost substantially higher than the written downcost of Swedish Match’s shares in Wimco. The judgment from the High Court is expected within the next few months.

Accounting principles

This interim report has been prepared in accordance with the recommendation RR 20 Interim Reports from the Swedish Financial Accounting Standards Council.

New accounting principles 2004

As of January 1, 2004 Swedish Match changed its accounting principles for pensions etc. according to the Swedish Financial Accounting Standards Council’s recommendation RR 29, Employee Benefits. The recommendation implies, among other things, that deficits or surpluses in funded defined benefit plans are to be accounted for in the consolidated balance sheet as liabilities or assets, respectively.

The transition to the new recommendation led to an increased liability of 257 MSEK, net after deferred taxes, in the consolidated balance sheet, with a corresponding reduction of opening shareholders’ equity. Pursuant to the rules on transition of the recommendation prior year has not been restated.

In connection with the change to the new accounting principle on pensions Swedish Match has also changed its definition of operating capital. From January 1, 2004 pension liabilities and pension assets are included in operating capital. Comparable figures for prior year have been restated. After restatement of shareholders’ equity of 257 MSEK according to above all expenses relating to pensions and the change of pension liabilities are included in operating income. The new rules for accounting for pensions have not had a material effect on the results. The changed definition of operating capital results in a decrease of operating capital and higher return.

Additional information

This report has not been reviewed by the Company’s auditors. The interim report for the first nine months 2004 report will be released October 26.

Stockholm, July 21, 2004

Sven Hindrikes

President and Chief Executive Officer

Key data

	January - June		12 months ended June 30, 2004	Full year 2003
	2004	2003
Operating margin, %1)	15.5	17.0	16.3	17.1
Operating capital, MSEK	8,167	9,213	8,167	8,377
Return on operating capital, %1)			24.8	24.9
Return on shareholders’ equity, %			51.8	38.9

Net debt, MSEK	1,489	3,817	1,489	2,715
Net debt/equity ratio, %	28.0	89.5	28.0	58.9
Equity/assets ratio, %	33.1	27.6	33.1	30.5
Investments in tangible assets, MSEK	220	284	487	551
EBITDA, MSEK1)	1,404	1,385	2,908	2,889

Share data
Earnings per share, SEK
Basic	4.39	2.52	6.55	4.68
Diluted	4.37	2.51	6.52	4.66
Excluding items affecting comparability, diluted	1.69	2.51	3.84	4.66
Excluding amortization and items affecting comparability, diluted 2)	2.11	2.90	4.71	5.50

Shareholders’ equity per share, SEK	14.31	10.90	14.31	12.21
Number of shares outstanding at end of period	327,469,129	331,163,181	327,469,129	328,333,181
Average number of shares outstanding	328,361,947	336,700,406	328,832,753	332,679,210
Average number of shares outstanding, diluted	329,865,181	338,438,926	330,198,708	334,162,492

1)	Excluding items affecting comparability
2)	Reported net income adjusted for items affecting comparability and amortization (net of taxes) divided by the average number of shares outstanding, diluted

Consolidated Income Statement in summary

MSEK

	April – June		January – June		Change %	12 months ended June 30, -04	Full year 2003	Change %
	2004	2003	2004	2003
Sales, including tobacco tax	5,626	5,531	10,598	10,482	1	21,957	21,841	1
Less tobacco tax	(2,251)	(2,257)	(4,221)	(4,202)	0	(8,824)	(8,805)	0

Sales	3,375	3,274	6,377	6,280	2	13,133	13,036	1
Cost of goods sold	(1,870)	(1,769)	(3,458)	(3,386)	2	(7,175)	(7,103)	1

Gross profit	1,505	1,505	2,919	2,894	1	5,958	5,933	0

Sales and administrative expenses	(893)	(878)	(1,773)	(1,684)	5	(3,499)	(3,410)	3
Amortization, intangible assets	(84)	(77)	(157)	(152)	3	(324)	(319)	2
Shares in earnings of associated co.	0	3	(1)	11		8	20

	528	553	988	1,069	(8)	2,143	2,224	(4)
Items affecting comparability	104	—	1,521	—		1,521	—

Operating income	632	553	2,509	1,069	135	3,664	2,224	65

Net interest expense	(39)	78	(81)	40		(175)	(54)
Other financial items, net	12	(9)	8	10		2	4

Net financial items	(27)	69	(73)	50		(173)	(50)

Income after financial items	605	622	2,436	1,119	118	3,491	2,174	61
Taxes	(239)	(102)	(971)	(251)		(1,292)	(572)
Minority interests	(17)	(7)	(25)	(18)		(51)	(44)

Net income for the period	349	513	1,440	850	69	2,148	1,558	38

Earnings per share, basic, SEK	1.07	1.53	4.39	2.52		6.55	4.68
Earnings per share, diluted, SEK	1.06	1.52	4.37	2.51		6.52	4.66

Consolidated Balance Sheet in summary

MSEK

	June 30, 2004	Dec 31, 2003
Intangible fixed assets	3,682	3,648
Tangible fixed assets	2,884	2,862
Financial fixed assets	693	616
Current operating assets	5,564	5,310
Liquid Funds	3,234	2,666

Total assets	16,057	15,102

Shareholders’ equity	4,685	4,010
Minority interests	637	597
Provisions	2,708	2,119
Long-term loans	4,357	4,535
Other long-term liabilities	22	66
Short-term loans	366	846
Other current liabilities	3,282	2,929

Total shareholders’ equity, provisions and liabilities	16,057	15,102

Change in Shareholders’ equity

	January – June
MSEK	2004	2003
Shareholders’ equity, opening balance as per December 31	4,010	4,007
Effect due to change in accounting principle	(257)	—

Adjusted shareholders’ equity, opening balance	3,753	4,007
Repurchase of own shares	(184)	(792)
Sale of treasury shares	63	55
Dividend paid	(558)	(535)
Translation difference for the period	171	26
Net income for the period	1,440	850

Total shareholders’ equity at end of period	4,685	3,611

Consolidated Cash Flow Statement in summary

MSEK

	June 30, 2004	June 30, 2003
Cash flow from operations before changes in Working Capital	2,122	1,178
Cash flow from changes of Working Capital	(118)	47

Cash flow from operations	2,004	1,225

Investments
Investments in property, plant and equipment	(220)	(284)
Sales of property, plant and equipment	29	16
Investments in intangibles	(14)	(19)
Investments in consolidated companies	(53)	(55)
Investments in other companies	(4)	—
Divestment of business operations	117	—
Changes in financial receivables etc.	14	(9)

Cash flow from investments	(131)	(351)

Financing
Changes in loans	(673)	431
Dividend paid	(558)	(535)
Repurchase of own shares	(184)	(845)
Sale of treasury shares	63	55
Other	31	137

Cash flow from financing	(1,321)	(757)

Cash flow for the period	552	117
Liquid funds at the beginning of the period	2,666	2,016
Translation difference attributable to liquid funds	16	(3)

Liquid funds at the end of the period	3,234	2,130

Quarterly data

MSEK

	Q2/02	Q3/02	Q4/02	Q1/03	Q2/03	Q3/03	Q4/03	Q1/04	Q2/04
Sales, including tobacco tax	5,981	5,897	5,496	4,951	5,531	5,788	5,571	4,972	5,626
Less tobacco tax	(2,448)	(2,430)	(2,170)	(1,945)	(2,257)	(2,376)	(2,227)	(1,970)	(2,251)

Sales	3,533	3,467	3,326	3,006	3,274	3,412	3,344	3,002	3,375
Cost of goods sold	(1,921)	(1,939)	(1,826)	(1,617)	(1,769)	(1,833)	(1,884)	(1,588)	(1,870)

Gross profit	1,612	1,528	1,500	1,389	1,505	1,579	1,460	1,414	1,505

Sales and administrative expenses	(891)	(835)	(853)	(806)	(878)	(881)	(845)	(880)	(893)
Amortization of intangible assets	(87)	(79)	(78)	(75)	(77)	(77)	(90)	(73)	(84)
Shares in earnings of associated co.	6	6	5	8	3	3	6	(1)	0

	640	620	574	516	553	624	531	460	528
Items affecting comparability	—	(68)	—	—	—	—	—	1,417	104

Operating income	640	552	574	516	553	624	531	1,877	632

Net interest expense	(69)	(59)	(37)	(38)	78	(50)	(44)	(42)	(39)
Other financial items, net	(2)	(1)	(6)	19	(9)	(5)	(1)	(4)	12

Net financial items	(71)	(60)	(43)	(19)	69	(55)	(45)	(46)	(27)

Income after financial items	569	492	531	497	622	569	486	1,831	605
Income taxes	(182)	(157)	(138)	(149)	(102)	(176)	(145)	(732)	(239)
Minority interests	(18)	(15)	(14)	(11)	(7)	(15)	(11)	(8)	(17)

Net income for the period	369	320	379	337	513	378	330	1,091	349

Sales by product area

MSEK

	Q2/02	Q3/02	Q4/02	Q1/03	Q2/03	Q3/03	Q4/03	Q1/04	Q2/04
Snuff	711	707	698	689	758	776	772	751	814
Chewing Tobacco	367	312	310	295	294	291	266	254	282
Cigars	871	864	805	644	751	826	787	687	846
Pipe Tobacco & Accessories	211	217	225	214	214	228	253	211	214
Matches	421	387	380	348	343	340	364	324	340
Lighters	184	165	165	151	154	149	145	147	145
Other operations	768	815	743	665	760	802	757	628	734

Total	3,533	3,467	3,326	3,006	3,274	3,412	3,344	3,002	3,375

Operating income by product area

MSEK

	Q2/02	Q3/02	Q4/02	Q1/03	Q2/03	Q3/03	Q4/03	Q1/04	Q2/04
Snuff	313	320	310	305	350	372	359	353	364
Chewing Tobacco	105	100	95	84	86	94	72	73	81
Cigars	149	140	111	80	87	129	97	104	131
Pipe Tobacco & Accessories	36	41	45	46	45	54	56	52	44
Matches	59	53	44	38	31	9	5	(30)	(51)
Lighters	23	17	14	9	0	6	(1)	7	7
Other operations	(45)	(51)	(45)	(46)	(46)	(40)	(57)	(99)	(48)

Subtotal	640	620	574	516	553	624	531	460	528
Items affecting comparability	—	(68)	—	—	—	—	—	1,417	104

Total	640	552	574	516	553	624	531	1,877	632

Operating margin by product area

PERCENT

	Q2/02	Q3/02	Q4/02	Q1/03	Q2/03	Q3/03	Q4/03	Q1/04	Q2/04
Snuff	44.0	45.3	44.4	44.3	46.2	47.9	46.5	47.0	44.7
Chewing Tobacco	28.6	32.1	30.6	28.5	29.3	32.3	27.1	28.7	28.7
Cigars	17.1	16.2	13.8	12.4	11.6	15.6	12.3	15.1	15.5
Pipe Tobacco & Accessories	17.1	18.9	20.0	21.5	21.0	23.7	22.1	24.6	20.6
Matches	14.0	13.7	11.6	10.9	9.0	2.6	1.4	(9.3)	(15.0)
Lighters	12.5	10.3	8.5	6.0	0.0	4.0	(0.7)	4.8	4.8

Group	18.1	17.9	17.3	17.2	16.9	18.3	15.9	15.3	15.6

Swedish Match AB (publ), SE-118 85 Stockholm

Visiting address: Rosenlundsgatan 36, Telephone: 08 658 02 00

Corporate Identity Number: 556015-0756

www.swedishmatch.com

For further information, please contact:

Sven Hindrikes, President and Chief Executive Officer

Office +46 8 658 02 82, Mobile +46 70 567 41 76

Lars Dahlgren, Chief Financial Officer

Office +46 8 658 04 41, Mobile +46 70 958 04 41

Bo Aulin, Senior Vice President, Secretary and General Counsel

Office +46 8 658 03 64, Mobile +46 70 558 03 64

Emmett Harrison, Vice President, Investor Relations (IR)

Office +46 8 658 01 73, Mobile +46 70 938 01 73

Richard Flaherty, Vice President, Business Control & CFO, IR (US)

Office +1 804 302 1774, Mobile +1 804 400 1774